Exhibit 3.1

AMENDMENT
TO
FOURTH AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION
OF
GRACELL BIOTECHNOLOGIES INC.

(adopted by a Special Resolution passed and effective on July 13, 2023)

The first sentence in paragraph 7 of the Fourth Amended and Restated Memorandum of Association of Gracell Biotechnologies Inc. shall be replaced with the following in its entirety:

“The authorized share capital of the Company is US$100,000 divided into 1,000,000,000 Shares, 400,000,000 of which shall be Ordinary Shares, US$0.0001 par value per share, and 600,000,000 shares of which shall be Undesignated Shares, US$0.0001 par value per share.”